SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

WDO CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

Sandra J. Durham
98 Main Street, #416
Tiburon, CA 94920
(415) 435-4488

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   ❑.

     Check the following box if a fee is being paid with the statement   ❑. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     (Continued on following pages)

CUSIP NO..	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sandra J. Durham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)❑
(b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	❑

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 8,983,000

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 8,983,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	❑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.92%

14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer

     The class of securities to which this Statement relates is the common stock (the “Common Stock”) of WDO Corporation, a Nevada corporation (the “Corporation”), whose principal executive offices are at 455 Market Street, Suite 1220, San Francisco, CA 94105.

Item 2. Identity and Background

     This statement on Schedule 13D is filed by Sandra J. Durham (the “Reporting Person”) whose address is 98 Main Street, # 416, Tiburon, CA 94920. The Reporting Person holds the 8,983,000 shares of Common Stock for which this Schedule 13D is filed with her spouse as community property. The Reporting Person does not affirm the existence of a “group” by, between or among any of herself, her spouse, the James Dean Durham Living Trust (1997) dated 2/11/1997 (of which her spouse is the trustee and beneficiary) or RCMJ, LLC (of which her spouse is the manager). The Reporting Person is currently self-employed. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person received the 8,983,000 shares of Common Stock of the Corporation in exchange for 8,983,000 shares of common stock she owned with her spouse in First Medical Resources Corp., a California corporation (“FMRC”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) between the Corporation, two principal shareholders of the Corporation, FMRC Acquisitions Corporation (“Acquisitions Corporation) which is the Corporation’s wholly owned subsidiary and FMRC. The Reporting Person does not beneficially own any other securities of the Corporation.

Item 4. Purpose of Transaction

     The acquisition of the Corporation’s securities was made for investment.

     In connection with the Merger Agreement, the Corporation issued 18,250,000 shares of Common Stock, in the aggregate, to shareholders of FMRC, in exchange for all the outstanding common stock of FMRC, consisting of 18,250,000 shares. On or about October 8, 2002, Acquisitions Corporation and FMRC merged and FMRC survived in accordance with the Agreement of Merger filed with the California Secretary of State on or about October 4, 2002 and the Articles of Merger filed with the Nevada Secretary of State on or about October 4, 2002. The Reporting Person and her spouse received the 8,983,000 shares of Common Stock of the Corporation pursuant to this Merger Agreement.

     Pursuant to the Merger Agreement and upon the effective date of the merger, the Reporting Person’s spouse was appointed to the Corporation’s Board of Directors. In addition, the officers of the Corporation resigned and new officers were duly appointed.

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     In connection with the Merger Agreement, the Corporation changed its business direction and intends to devote its efforts to providing professional services and expertise in health disciplines related to third party administration. The Corporation plans to acquire and operate companies involved in third party administration. Such acquisitions may involve the issuance of securities of the Corporation. The Corporation intends to provide a platform for select companies in third party administration to consolidate and create sufficient critical mass to provide access to capital and professional management. As part of this process, the Corporation plans to build a common technology backbone, open new markets and reinvest in professional staff to create a larger revenue opportunity. The new officers of the Corporation will be implementing this strategy.

Item 5. Interest in Securities of the Issuer

     The Reporting Person beneficially owns 8,983,000 shares of Common Stock of the Corporation, representing 44.92% of the outstanding Common Stock of the Corporation. The Reporting Person (with her spouse) has the right to acquire a currently undeterminable number of shares of Common Stock of the Corporation pursuant to a certain Investors’ Right Agreement (and in the event the Reporting Person and her spouse do acquire additional shares of Common Stock of the Corporation, the Reporting Person will acquire, through her community property interest, shared power to vote (or to direct the vote) and shared power to dispose (or to direct the disposition) of such additional shares of Common Stock). The Reporting Person has shared power to vote (or to direct the vote) and shared power to dispose (or to direct the disposition) of the 8,983,000 shares of Common Stock she holds with her spouse (James D. Durham) as community property.

     Mr. Durham’s address is 455 Market Street, Suite 1220, San Francisco, CA 94105. Mr. Durham does not affirm the existence of a “group” by, between or among any of himself, his spouse, the James Dean Durham Living Trust (1997) dated 2/11/1997 (of which he is the trustee and beneficiary) or RCMJ, LLC (of which he is the manager). Mr. Durham is Chairman and Chief Executive Officer of the Corporation, whose principal business is providing professional services and expertise related to third party administration. The principal executive offices of the Corporation are at 455 Market Street, Suite 1220, San Francisco, CA 94105. During the last five years, Mr. Durham has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Mr. Durham was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Durham is a United States citizen.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Please see Item 4 above.

Item 7. Material to be Filed as Exhibits

     None.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 2002	SANDRA J. DURHAM

	By:	/s/ Sandra J. Durham

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

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